Cole, Schotz, Meisel, Forman & Leonard, P.A.
      Attorneys at law

Court Plaza North 25 Main Street P.O. Box 800 Hackensack, NJ 07602-0800 201-489-3000 201-489-1536 fax — New York — Delaware — Maryland — Texas
Marc P. Press Member Admitted in NJ and NY Reply to New Jersey Office Writer’s Direct Line: 201-525-6271 Writer’s Direct Fax: 201-678-6271 Writer’s E-Mail: mpress@coleschotz.com

January 23, 2012

Ms. Mary Beth Breslin Mr. Tim Buchmiller Ms. Amanda Ravitz United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Vision-Sciences, Inc.
Registration Statement on Form S-3
Filed December 30, 2011
File No. 333-178834

Dear Ms. Breslin, Mr. Buchmiller and Ms. Ravitz:

This letter is a response on behalf of Vision-Sciences, Inc. (the “Company”) to the Securities and Exchange Commission (the “Commission”) staff comment letter dated January 18, 2012 with regard to the above filing.  Amendment No. 1 to the Registration Statement on Form S-3 and exhibits thereto (“Amendment No. 1 to the Registration Statement”) to which your comment letter relates is being filed simultaneously with this response.  .

Item 17. Undertakings

1.   Comment:        Please revise to include the undertakings required by subparagraphs (h) and (j) of Regulation S-K Item 512.

Response:     The undertakings required by subparagraphs (h) and (j) of Regulation S-K Item 512 have been included in Amendment No. 1 to the Registration Statement in accordance with the staff’s comments.

January 20, 2012

Cole, Schotz, Meisel, Forman & Leonard, P.A.
                                 Attorneys at law

Exhibit 5.1

2.   Comment:   Please file an opinion which addresses the preferred shares that you may issue.

Response:  The opinion has been revised in accordance with the staff’s comments.

3.    Comment:   We note that the opinion references that the aggregate amount of securities that may be offered and sold will not exceed $40 million; however, the fee table and prospectus refer to an aggregate offering of up to $25 million of securities. Please advise or revise.

Response:   The opinion has been revised in accordance with the staff’s comments.

4.    Comment:    With respect to the paragraph numbered 3, please file a revised opinion which opines that the units will constitute valid and binding obligations of the company.

Response:   The opinion has been revised in accordance with the staff’s comments.

5.    Comment:    We note from the penultimate paragraph of the opinion that the opinion is limited to Delaware and federal law. We note, however, that the indenture is governed by New York law. Please file an opinion which encompasses New York law to the extent necessary to cover the indenture and the debt securities.

Response:   The opinion has been revised in accordance with the staff’s comments.

6.    Comment:    Refer to the first paragraphs on page 5. It is unclear why limitations (c) through (f) in the first paragraph, as well as the limitations in the second and third paragraphs, are necessary and appropriate. Please advise or file an opinion of counsel that does not contain these limitations.

Response:   The opinion has been revised in accordance with the staff’s comments.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

January 20, 2012

Cole, Schotz, Meisel, Forman & Leonard, P.A.
                                 Attorneys at law

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (201) 525-6271 or Katherine Wolf at (845) 365-0600 with any questions.

Very truly yours, /s/ Marc P. Press Marc P. Press

cc: Katherine L. Wolf